Exhibit 99.1

1430 – 800 West Pender Street
Vancouver, B.C.
V6E 2V6
Telephone: (604) 685-2323
Fax: (604) 629-5228

May 13, 2013

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE-AND-ACCESS

Baja Mining Corp. (the “Company”) will be holding its annual general and special meeting (the “Meeting”) of shareholders on Tuesday, June 25, 2013, at 2:00 pm (PDT), at Suite 230 – 830 West Pender Street, Vancouver, British Columbia, V6C 1J8. A notice of meeting and management information circular in respect of the Meeting dated June 25, 2013 (the “Notice” and the “Information Circular”) has been posted at www.bajamining.com and on the Company’s profile on www.SEDAR.com.

The Meeting is being held to consider the following matters:

1.	receive the consolidated financial statements of the Company for the year ended December 31, 2012 and the auditors’ report thereon;

2.	elect Directors who will serve until the next annual meeting of the shareholders;

3.	appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	consider, and if thought advisable, approve a special resolution authorizing an amendment to the Company’s Articles to require advance notice for director nomination.

5.	transact any other business that may properly come before the meeting or any adjournment of the meeting.

You may vote in the manner indicated in the enclosed Form of Proxy, which includes voting via internet or telephone, or by completing and returning the enclosed Form of Proxy to Computershare Investor Services of Canada, Suite 100, University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 2:00 p.m. (PDT) or 5:00 pm (EDT) on June 21, 2013, which is not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment, in order for your shares to be voted at the Meeting.

In lieu of mailing the Notice and Information Circular, the Company is using notice-and-access to provide access to an electronic copy of these documents to registered holders and beneficial owners of the Company’s commons shares by posting them on the websites noted above. Registered holders and beneficial owners who have previously provided standing instructions will receive a paper copy of the Notice of Meeting and Information Circular.

PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING

Shareholders may request copies of the Notice and Information Circular at no cost in the following manner:

  Registered Shareholders: by calling toll-free at 1-855-887-2243; or

  Non-Registered Shareholders: on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the 12-digit control number located on the voting instruction form and following the instruction provided. If you do not have a 12-digit control number, please call toll-free at 1-855-887-2243.

You must call to request a paper copy by June 17, 2013, in order to receive a paper copy prior to 5:00 p.m. (PDT) on June 21, 2013, which is the deadline for the submission of your voting instructions and by 5:00 p.m. (PDT) on June 19, 2013, to receive paper copies before the date of the Meeting.

If you have any enquiries on this Notice or how to request materials please dial 1-855-887-2244.